                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a).


                          Riviera Holdings Corporation
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         -------------------------------
                         (Title of Class of Securities)


                                    769627100
                              --------------------
                                 (CUSIP Number)


                             Robert A. Weible, Esq.
                              Baker & Hostetler LLP
                            3200 National City Center
                              1900 East 9/th/ Street
                           Cleveland, Ohio 44114-3485
                                 (216) 621-0200
                        ---------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  April 4, 2002
                               -------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       This document consists of 5 pages
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CUSIP No.   769627100

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Diversified Equity Ventures LLC    IRS ID:  65-1152919
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a):
                  (b):
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3        SEC USE ONLY

---------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
---------------------------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

              NUMBER OF                        320,000
                SHARES
          BENEFICIALLY OWNED
          BY EACH REPORTING
                PERSON
                 WITH
---------------------------------------------------------------------------------------------------
                                        8      SHARED VOTING POWER


---------------------------------------------------------------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               320,000
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                                        10     SHARED DISPOSITIVE POWER


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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         320,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
---------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
---------------------------------------------------------------------------------------------------

Introduction

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $.001 per share, of Riviera Holdings Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Item 2.  Identity and Background.

         This statement is filed on behalf of Diversified Equity Ventures LLC, a Delaware limited liability company (the "Reporting Person"). Jeffrey P. Jacobs is the sole manager of the Reporting Person and may be deemed to beneficially own the shares held by the Reporting Person. The principal business of the Reporting Person is to hold investments in gaming companies and ventures. The business address of the Reporting Person and its manager is 1231 Main Avenue, Cleveland, Ohio 44113. The Reporting Person is organized in the state of Delaware. Mr. Jacobs is a citizen of the United States of America.

         Neither the Reporting Person nor Mr. Jacobs has been convicted in a criminal proceeding during the last five years.

         During the last five years, neither the Reporting Person nor Mr. Jacobs was a party to or the subject of a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws finding an violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration. The Reporting Person purchased 320,000 shares of the Issuer with $2,080,000 of cash from its working capital.

Item 4.  Purpose of Transaction.

         The Reporting Person has purchased the shares for the purpose of acquiring an equity interest in the Issuer. The Reporting Person may in the future seek to influence control of the Issuer or may consider the possibility of acquiring control of the Issuer through whatever means the Reporting Person may determine to be most effective and most efficient including, but not limited to, a tender offer or merger or similar transaction with the Reporting Person. Prior to any attempt to acquire additional shares of the Issuer, the Reporting Person may seek relief from the effects of the voting limitations in the Issuer's articles of incorporation. Although the Reporting Person may be interested in influencing or seeking control, no plan to acquire control of the Issuer has been formulated, and the Reporting Person may determine to maintain its holdings at the current level without further action or sell all or a portion of the shares reported in the open market or in private transactions.

Item 5.  Interest in Securities of the Issuer.

         (a) After purchasing 320,000 shares of common stock of the Issuer, the Reporting Person owns an aggregate number of 320,000 shares of common stock of the Issuer consisting of 9.0% of the entire class.

         (b) The Reporting Person has the sole power to vote and dispose of all 320,000 shares of the issuer named in paragraph (a).

         (c) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits

None.
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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2002

                                           DIVERSIFIED EQUITY VENTURES LLC


                                           By:  /s/ Jeffrey P. Jacobs
                                              ---------------------------------
                                                   Jeffrey P. Jacobs, Manager